UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.  20549

                                  AMENDMENT NO. 2 TO
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                               GREENTREE SOFTWARE, INC.
                           --------------------------------
                                   (Name of Issuer)


                       COMMON SHARES, $.01 PAR VALUE PER SHARE
                    ---------------------------------------------
                            (Title of Class of Securities)


                                      395793201
                                 -------------------
                                    (CUSIP Number)


                              L-R Global Partners, L.P.
                           30 Rockefeller Plaza, 54th Floor
                               New York, New York 10112
                             Attention:  J. Murray Logan
                                    (212) 649-5600

             (Name, address and telephone number of person authorized to receive notices and communications)


                                     MAY 29, 1998
                   ------------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S 240.13d-7(b) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  AMENDMENT NO. 2 TO
                                     SCHEDULE 13D


               On May 29, 1998, L-R Global converted the full principal amount of the Note into 4,000,000 shares of Common Stock (see
          Item 4a(2) of the initial Schedule 13D, filed with the SEC on April 27, 1998 for an event of April 17, 1998).


                                      SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify, on behalf of each of the Reporting Persons, that the information set forth in the statement is true, complete and correct.

          Date:  June 9, 1998           ROCKEFELLER & CO., INC.


                                         By:  /s/ David A. Strawbridge
                                            ----------------------------
                                             Name:  David A. Strawbridge
                                             Title:  Vice President